

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 26, 2018

<u>Via E-Mail</u>
Robert M. McNutt
Chief Financial Officer
Lamb Weston Holdings, Inc.
599 S. Rivershore Lane
Eagle, Idaho 83616

>　　**Re:**　　**Lamb Weston Holdings, Inc.**
>　　　　　　**Form 10-K for the Fiscal Year Ended May 28, 2017**
>　　　　　　**Filed July 25, 2017**
>　　　　　　**File No. 001-37830**

Dear Mr. McNutt:

　　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>　　　　　　　　　　Sincerely,
>
>　　　　　　　　　　/s/H. Roger Schwall
>
>　　　　　　　　　　H. Roger Schwall
>　　　　　　　　　　Assistant Director
>　　　　　　　　　　Office of Natural Resources